Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269416
COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.
SUPPLEMENT NO. 3 DATED JUNE 11, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of July 1, 2024;
•to disclose the calculation of our May 31, 2024 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our current public offering; and
•to update the “Experts” section of the Prospectus.
July 1, 2024 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of July 1, 2024 (and repurchases, if applicable, as of June 30, 2024) is as follows:

Transaction Price (per share)
Class T	$10.45
Class S	$10.45
Class D	$10.45
Class I	$10.45
Class F-T	$10.45
Class F-S	$10.45
Class F-D	$10.45
Class F-I	$10.45
The transaction price for our Class I shares is equal to such class's NAV per share as of May 31, 2024. A detailed presentation of the NAV per share is set forth below.
As of May 31, 2024, we had no Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares, Class F-D shares or Class F-I shares outstanding. As a result, the transaction price for each of our Class T, Class S shares, Class D shares, Class F-T, Class F-S shares, Class F-D shares and Class F-I shares is based on the NAV per share for our Class I shares as of May 31, 2024. Class P shares are not sold as a part of our public offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2024 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://www.cnsreit.com.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.
The following table provides a breakdown of the major components of our total NAV as of May 31, 2024 ($ and shares in thousands):

Components of NAV	May 31, 2024
Investments in real estate	$43,800
Investments in real estate-related securities	4,640
Cash and cash equivalents	2,436
Other assets	1,077
Other liabilities	(1,261)
Accrued performance participation allocation	(2)
Non-controlling interests in joint ventures	(552)
Net asset value	$50,138
Number of outstanding shares of common stock	4,778
The following table provides a breakdown of our total NAV and NAV per share of common stock by class as of May 31, 2024 ($ and shares in thousands, except per share data):

NAV Per Share	Class I	Class P	Total
Net asset value	$418	$49,720	$50,138
Number of outstanding shares	40	4,738	4,778
NAV per share	$10.45	$10.49
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2024 valuation of our investments in real estate.

Property Type	Discount Rate	Exit Capitalization Rate
Community shopping center	10.00%	8.75%
These assumptions are determined by our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investments in real estate value:

Input	Hypothetical Change	Investments in Real Estate Value
Discount Rate	0.25% decrease	1.60%
	0.25% increase	(1.60)%
Exit Capitalization Rate	0.25% decrease	1.37%
	0.25% increase	(1.37)%

Status of Our Current Public Offering
We have registered with the Securities and Exchange Commission a maximum of $3.0 billion in shares of common stock in our continuous public offering (the “Offering”). On October 3, 2022, the Advisor made an investment of $200,000 in exchange for 20,000 shares of our common stock which were later converted to Class I shares. As of the date hereof, we have not sold any Class T shares, Class S shares, Class D shares, Class I shares, Class F-T shares, Class F-S shares, Class F-D shares or Class F-I shares in the Offering. We intend to continue selling shares in the Offering on a monthly basis.
Experts
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market value of our investments in real estate as of May 31, 2024 presented under the section “May 31, 2024 NAV Per Share” of this Supplement have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.